UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number  001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC  V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  [   ]     Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  [   ]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-__________.

ENTREE GOLD ACQUIRES NEW COPPER PROPERTY IN WESTERN MONGOLIA

Vancouver, B.C., Thursday, February 16, 2006 - Entrée Gold Inc. (TSX-V: ETG; AMEX: EGI – “Entrée” or the “Company”) announces the acquisition of the Oyut Tolgoi copper property along with two other licences (Asgat Uul and Onts Uul), all of which host known copper mineralization, in western Mongolia.  Surface exploration and diamond drilling in the mid-1970’s at Oyut Tolgoi outlined extensive copper mineralization hosted in gabbroic rocks with several holes returning intervals of tens of metres grading more than 1% copper.  For example, two intervals in two separate holes reportedly returned 1.0% Cu over 50.2 metres and 0.87% Cu over 144 metres.  The Asgat Uul property hosts alteration zones possibly related to porphyry copper style mineralization.  Surface trench sampling at Asgat Uul returned values to 3.5% copper and one shallow drill hole yielded a 1% copper value in the basal metre of the hole.  The Onts Uul property lies midway between Asgat Uul and Oyut Tolgoi.  Two areas of malachite and azurite copper-oxide mineralization, with surface trench samples to 1.85% copper, occur at Onts Uul.

“These new copper properties add to the exploration potential of Entrée’s expanding portfolio, while maintaining Entrée’s focus on the development of copper and gold assets world-wide.” commented Greg Crowe, Entrée’s President and CEO. “The acquisition or discovery of additional gold or copper assets outside the current properties held by Entrée could add significantly to shareholder value.  These newly acquired properties will, of course, be explored in conjunction with the ongoing evaluation of Entrée’s Copper flats area by Ivanhoe Mines Ltd. (NYSE: IVN; TSX: IVN; – “Ivanhoe”) as well as the continuing exploration of Entrée’s 100% owned Lookout Hill and Manlai projects.”

The three non-contiguous properties comprise 22,087 hectares.  All are located in the Zavkhan Aimag, approximately 1,000 km to the west of Mongolia’s capital city, Ulaan Baatar.  Access is via 360 km of paved road to the historic city of Kharkhorin and onward by gravel roads.  A domestic air strip is located at Uliastai, approximately 250 km south of the properties.

The Oyut Tolgoi project is the most advanced of the three newly acquired properties.  Oyut Tolgoi was reportedly mined by the Chinese between the 15th and 18th centuries.  Exploration in the mid-1970’s included geological mapping, trenching and diamond drilling.  This exploration resulted in the discovery of a sizeable (4.5 by 1 km area) copper system.   Mineralization consists of chalcopyrite and bornite with secondary covellite and chalcocite, hosted within gabbroic intrusive rocks associated with a major regional fault system..

The terms of the agreement include an initial US$50,000 payment to the Mongolian property owner.  After a due diligence period of up to 6 months, Entrée will be required to pay an additional US$100,000 and issue 100,000 shares.  Entrée will then have one year from the end of the due diligence period to explore the property.  A final payment of US$250,000 and the issuance of an additional 250,000 shares on or before the anniversary date will earn Entrée a 100% interest in the three properties.  A finder’s fee of 5% plus 10,000 Entrée shares is payable.

Entrée plans an aggressive exploration program consisting of geological mapping, geochemical sampling, ground geophysical surveying and follow-up diamond drilling to commence on the completion of its due diligence.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border and has acquired new copper assets in western Mongolia.. Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe’s 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US$20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

A drilling program by Ivanhoe in 2005 and early 2006 resulted in the definition of an inferred resource on Entrée’s Copper Flats area.  This initial inferred resource (calculated using a 0.6% copper equivalent cut-off) is 190,160,000 million tonnes averaging 1.91% copper equivalent, estimated to contain over 6.5 billion pounds of copper and 3.2 million ounces of gold (refer to Entrée’s news release dated February 1, 2006).  The resource extends for 625 metres along strike to the north of the joint Entrée – Ivanhoe property boundary.  Drilling to 1,300 metres north of the border has intersected significant copper-gold mineralization that is interpreted to be the northern continuation of this rich copper-gold system.  Exploration to trace this system further north and continued drilling to upgrade the inferred resource continues.

The Company is well funded, with approximately CDN$24 million in its treasury, to explore its wholly-owned projects in Mongolia. In addition, it continues to review new project opportunities globally.

Entrée is a Tier 1 listed company that trades on the TSX Venture Exchange under the symbol “ETG” and on the AMEX under the symbol “EGI”.

FURTHER INFORMATION

Primoris Group

Investor Relations

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Entrée Gold Inc.

Mona Forster, Business Manager

Tel: 604-687-4777

Website: www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.

(Registrant)

Date  February 16, 2006

By:

/s/  Hamish Malkin

Hamish Malkin

Secretary and Chief Financial Officer